June 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Robert Arzonetti

Re:	Farmers and Merchants Bancshares, Inc.
Registration Statement on Form S-1 (File 333-287550)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Farmers and Merchants Bancshares, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 to 10:00 a.m., Eastern Time, on Friday, June 6, 2025, or as soon thereafter as is practicable. Any changes to the schedule for the effectiveness may be communicated through the Company’s counsel, Andrew Bulgin, Esquire, of Gordon Feinblatt LLC, 1001 Fleet Street, Suite 700, Baltimore, Maryland 21202, at (410) 576-4280 (voice), (443) 857-1133 (mobile), or abulgin@gfrlaw.com (e-mail).

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, Farmers and Merchants Bancshares, Inc. By: /s/ Gary A. Harris Gary A. Harris President and Chief Executive Officer

CORPORATE OFFICE

4510 Lower Beckleysville Road, Suite H Hampstead, MD 21074

Phone: 410-374-1510, Fax: 410-374-3052